EXHIBIT 99.2

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

Name	Business Address	Principal Occupation	Citizenship
Barry Eggers	2200 Sand Hill Road Menlo Park, CA 94025	Director of Lightspeed Ultimate General Partner VIII, Ltd. and Lightspeed Ultimate General Partner Select, Ltd.	United States
Arif Janmohamed	2200 Sand Hill Road Menlo Park, CA 94025	Managing Member of Lightspeed Ultimate General Partner Select IV, L.L.C.	United States
Ravi Mhatre	2200 Sand Hill Road Menlo Park, CA 94025	Director of Lightspeed Ultimate General Partner VIII, Ltd. and Lightspeed Ultimate General Partner Select, Ltd. Managing Member of Lightspeed Ultimate General Partner Select IV, L.L.C.	United States
Peter Y. Nieh	2200 Sand Hill Road Menlo Park, CA 94025	Director of Lightspeed Ultimate General Partner VIII, Ltd. and Lightspeed Ultimate General Partner Select, Ltd.	United States